UNITED STATES SECURITIES AND EXHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __) *

Therapeutic Solutions International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

883378101
(CUSIP Number)

John Peck, Jr. 5009 El Secreto, #829 Rancho Santa Fe, CA 92067 (858) 759-0571
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

[   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
1.	Names of Reporting Persons John Peck, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 175,000,000
	8.	Shared Voting Power:
	9.	Sole Dispositive Power: 175,000,000
	10.	Shared Dispositive Power:
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 175,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .
13.	Percent of Class Represented by Amount in Row (11) 21.7
14.	Type of Reporting Person (See Instructions) IN

Item 1.Security and Issuer

This Schedule 13D relates to Common Stock, $.001 par value per share (the “Common Stock”) of Therapeutic Solutions International, Inc., a Nevada Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 4093 Oceanside Blvd, Suite B., Oceanside, CA 92056.

Item 2.Identity and Background

(a): John Peck, Jr.

(b): 5009 El Secreto, #829, Rancho Santa Fe, CA 92067

(c): Individual Investor

(d): The reporting person has not during the past 5 years been convicted in any criminal proceeding.

(e): The reporting person has not during the past 5 years been subject to a civil or judicial proceeding as a result of which he was or is subject to a judgment or final order enjoining violations of the securities laws or finding any violation of such laws.

Item 3.Source and Amount of Funds or Other Consideration

The Common Stock of the Issuer reported herein as being beneficially owned by the Reporting Person was purchased using personal funds.

Item 4.Purpose of Transaction

The Reporting Person acquired the shares of Common Stock for investment purposes.

The Reporting Person may acquire additional shares of Common Stock of the Issuer from time to time or may dispose of any such shares held from time to time.

The Reporting Person intends to evaluate on an ongoing basis their investment in the Issuer

Item 5.Interest in Securities of the Issuer

(a) and (b) See Items 7-13 of the cover page and Item 2 above.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

Item 7.Material to Be Filed as Exhibits

Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 31, 2017	/s/ John Peck, Jr.
John Peck, Jr.